UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check one):

                   [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
           [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR


                      For Period Ended: September 30, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


                        For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION


                        TEXAS GULF ENERGY, INCORPORATED
--------------------------------------------------------------------------------
                            Full Name of Registrant


                                      N/A
                           Former Name if Applicable



                            1602 Old Underwood Road
           Address of Principal Executive Office (Street and Number)

                               La Porte, TX 77571
                            City, State and Zip Code


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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject ( quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unforeseeable circumstances causing delays in the preparation and review of its financial statements for the quarter ended September 30, 2013, Texas Gulf Energy, Incorporated (the "Company") is unable to file its Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company respectfully requests an extension and expects to file the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 within the applicable extension period provided by this form.

                             PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      CRAIG CRAWFORD              281                      867-8500
      --------------              ---                      --------
         (Name)              (Area Code)             (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [ x ] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [ X ] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: As described in its filings with the SEC, the Company's business operations have expanded over the past year pursuant to certain strategic acquisitions of other businesses; thus the Company anticipates changes in its results of operations relative to the same period for the last fiscal year. As described in Part III above, the Company has experienced delays in the preparation of its financial statements, therefore it is providing below a reasonable estimate of changes to results in operations for the quarter ended September 30, 2013 relative to the corresponding period in 2012:

      Income. Our net income (loss) for the quarter ended September 30, 2013 was approximately ($753,543) compared to net income (loss) of ($216,444) during the quarter ended September 30, 2012 a projected increased loss of approximately ($537,099).

      Earnings Per Share. For the quarter ended September 30, 2013, GAAP Net Earnings per share would be approximately ($.01) and on a fully diluted basis ($.01), compared to $.00 for the quarter ended September 30, 2012.

      Cost of Sales. During the quarter ended September 30, 2013, we incurred Cost of Sales of approximately $4.8 million compared to approximately $6.6 million incurred during the quarter ended September 30, 2012 an approximate decrease of $1.8 million.

      General/Administrative. During the quarter ended September 30, 2013, we incurred General and Administrative expenses of approximately $2.1 million compared to approximately $2.2 million incurred during the quarter ended September 30, 2012 an approximate decrease of $100 thousand. General and administrative expenses include corporate overhead, financial and administrative contracted services, marketing, non-cash stock compensation and consulting costs.

      Revenues. Approximate consolidated revenues were $6.2 million in the quarter ended September 30, 2013, a decrease of $1.9 million from consolidated revenues of approximately $8.1 million in the quarter ended September 30, 2012. The decrease in consolidated revenues was a direct result of the failure of the United States government to grant the required foreign guest worker visas as well as the reduced utilization of such workers in the industrial services group.

                        TEXAS GULF ENERGY, INCORPORATED
                  (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2013              By:   /s/ Craig Crawford
                                           -------------------------------------
                                           Name: Craig Crawford
                                           Title:  Chief Financial Officer